For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. Mobilizes Drill to Rock & Roll Polymetallic (Au-Ag-Cu-Pb-Zn) Project, British Columbia

Gold and Silver rich polymetallic mineralization with similarities to Eskay Creek

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Historic indicated resource of 580,544 tonnes at 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc

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Open along strike and at depth

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October 21, 2009  Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that a diamond core drill has been mobilized to its Rock and Roll Project in northern British Columbia. The work program will focus on infill drilling in the Black Dog and SRV zones to further define known mineralization. It is anticipated that this drilling, coupled with concurrent re-logging and re-sampling of historic core, will allow completion of a NI 43-101 compliant resource estimate for the property in the first quarter of 2010. On conclusion of the infill program, the drill will be used to test conductive anomalies identified by an airborne AeroTEM3 survey completed over the property in August 2009.

About the Rock and Roll Project

The Rock and Roll Project is under option from Misty Creek Ventures Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. Under the terms of the option agreement, PFN can earn a 100% interest in the property over a four year period by completing $2,000,000 in exploration expenditures, paying $130,000 and providing a total of 600,000 PFN shares to the vendors. The property consists of 11 claims totalling 4244 ha (10,487 acres) and is located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.

The Rock & Roll Project hosts precious metals rich, volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of apparent Triassic age. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past producing Eskay Creek mine.

Known mineralization on the Rock and Roll Project occurs in multiple stacked sulphide lenses in two zones, the Black Dog and SRV zones, over a strike length of approximately 950 metres. At least 5 km of strike length of the prospective lithologies is present on the property. Historic drilling has tested the known mineralization down to depths of only about 160 meters. Thus there is the potential for additional mineralization along strike and at depth.  (see map attachment on page 4)

The Black Dog zone hosts an historic, non-NI 43-101 compliant, indicated resource of 580,544 tonnes grading 2.4 g/t gold, 335.9 g/t silver, 0.64% copper, 0.79% lead, and 3.1% zinc  (Government of BC, MINFILE No 104B 377). This resource is historic in nature, has not been verified by the Company, and should not be relied upon.

2009 Work Program

The 2009 work program commenced with staking of additional claims surrounding the core Rock and Roll property. This was followed by a 350 line kilometre AeroTem3 helicopter-borne magnetic/electromagnetic survey completed in early August by Aeroquest Limited.  The survey identified numerous conductors on the property which may represent additional zones of mineralization. Ground truthing of anomalies will be carried out as infill drilling on the Black Dog and SVR zones is completed, and the drill will subsequently be used to test prospective anomalies in an effort to expand the known strike length of the mineralization.

PFN has also entered into a Private Public Partnership agreement with the Geological Survey Branch (GSB) of the BC Ministry of Energy, Mines and Petroleum Resources. Under this agreement, two senior geologists from the GSB will complete geological mapping and sampling on the Rock and Roll Project, as well as in the district as a whole. The goal of this work is to define the age and stratigraphic association of the host rocks to the Black Dog and SVR mineralization, and to evaluate the potential for this type of mineralization elsewhere on the property and throughout the district.

Jon Findlay, Ph.D, P.Geo, PFN’s Vice President of Exploration, is the Qualified Person as defined under NI-43-101 for this press release.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, the Company’s current option/joint ventures agreements are with Anglo Platinum, First Nickel and Kinbauri Gold. In addition, Pacific North West Capital Corp. is also the majority shareholder of Fire River Gold Corp (FAU: CNSX) who is currently developing the Nixon Fork Gold Mine  and Golden Zone Project in Alaska. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available in the mining sector today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our PGM and base metals division and to look for special situations and under-funded projects in the resource sector.

Pacific North West Capital Corp. has approximately $6.9 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

(Map Attachment on page 4)

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	October 21, 2009

Geophysical Anomalies on the Rock and Roll Project